Huntsman Corporation (HUN)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Huntsman shareholder since 2015

Limit Liability of Huntsman Officers?

Proposal 5

The first sign that Proposal 5 is not a good idea is that Huntsman fails to publish this title on the ballot. Yet “Limit Liability of Officers” is the most important change in Proposal 5.

Plus the purported rationale for Proposal 5 is flawed. Huntsman claims that this will not impact stockholder rights. This is like saying that if one signs a contract with a contractor to remodel a kitchen and then halfway through the job the contractor asks that the customer sign a Limit Liability of Contractor amendment and the contractor then claims the customer will still have the same rights.

Huntsman makes the dubious claim that it will be more difficult to get quality officers unless shareholders limit Huntsman officer liability. It appears that the proposed Huntsman degradation of officer liability will be as low as possible under law.

Please look for this same topic to be on the ballots of other companies during this proxy voting season.

If one believes that Huntsman should have given Proposal 5 a meaningful title on the ballot one can cast an against vote regarding Ms. Cynthia Egan, Chair of the Governance Committee.

In other Huntsman news:

During the 2022 Russian invasion of Ukraine, Huntsman refused to join the international community and withdraw from the Russian market. Research from Yale University identified Huntsman in the worst category of "Digging In", meaning Huntsman defying demands for exit.

Source: Wikipedia and "Over 750 Companies Have Curtailed Operations in Russia – But Some Remain," Yale School of Management.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.